Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is an article that was published on November 14, 2020.

Used Car Disruptor Joining Carvana, Vroom in Bid to Move Industry Online

By Christiana Sciaudone

We sell clothes online on consignment, so why not cars? Enter CarLotz, among the newest disruptors in the digital used car world, which has seen demand boom in times of Covid-19.

The fast-growing, already nearly trillion-dollar market for used cars is a fragmented one, with thousands of dealers of all sizes, and the top 100 representing just 6% of the total. Richmond, Virginia-based CarLotz is seeing a wealth of opportunity to fast-forward the industry into the digital age -- though it is also betting on physical locations. It is poised to go public via a reverse merger with a special purpose acquisition company to fund its ambitious growth plans.

CarLotz says it's unique in selling vehicles on consignment online from individuals who might previously have used Craigslist, corporations and auctions.

"We're the only guys who are disrupting the whole supply chain," said Chief Executive Officer Michael Bor in a video interview. Expectations for future performance are high, and CarLotz is not alone in its mission.

The company sees 2020's estimated revenue of $110 million booming to as much as $1.7 billion in 2023, and unit sales jumping from just over 6,000 to over 80,000 in that time period. Annual profit, estimated at $12 million in 2020, could rise to as much as $250 million in 2023, the company said in a statement.

While that may seem aggressive, rival Carvana’s first reported revenue after going public in 2017 totaled $159 million. In its most recent quarterly report, Carvana Co (NYSE:CVNA) reported sales of $1.54 billion.

“It does sound like a big dollar amount but it's consistent with what we're seeing is possible in this sector,” Bor said.

CarLotz's reverse merger with Acamar Partners's Acamar Partners Acquisition Corp Class A (NASDAQ:ACAM), and a private investment in public equity, or PIPE, for a total of $436 million, minus expenses, will put $321 million on its balance sheet. That will help CarLotz expand from eight locations in five states -- it intends to open three to four new locations each quarter for the next several years.

The industry's jump in sales will have to overcome pressure on individual car prices. Rival Vroom (NASDAQ:VRM) saw increased demand in the third quarter, with ecommerce unit sales up 59% and overall unit sales rising 15%. The company reported results earlier this week. Despite the good news, Vroom shares tumbled 13% because the average online selling price of its vehicles tumbled in the third quarter to $24,248 from $31,370.

Carvana, another competitor, also saw demand increase, with retail units sold in the third quarter up 39% from the same period in 2019. But Carvana also saw a dip in the average selling price of retail units in the third quarter, to $20,013 from $20,059.

CarLotz's growth plan assumes a slight increase in the average selling price, from $16,054 to $17,250 between 2020 and 2022, representing a 3.7% compound annual growth rate. That average is 7% lower than the increase recorded between 2017 and 2019, according to CarLotz.

CarLotz nets a better price for its sellers with professional merchandizing, Bor said. In fact, CarLotz’s corporate vehicle sourcing partners earn on average about $1,000 more through CarLotz than by selling at wholesale, according to a company presentation.

The used car market has definite potential and CarLotz could be ready for take off. Looking at its competitors, however, shows these stories have very different endings. Carvana saw shares more than double in 2020. Vroom, however, which went public in June, saw a spike in shares in September, only to tumble more than 50% since then.

Despite a growing market, it's not necessarily an easy one.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.